

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Gary Maharaj
Chief Executive Officer
Surmodics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344

> **Re: Surmodics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 12, 2023**
> **File No. 333-271874**

Dear Gary Maharaj:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Nicole Leimer, Esq.